Domtar Corporation

33663 Weyerhaeuser Way South

Federal Way, WA 98003

January 26, 2007

Barbara C. Jacobs

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Domtar Corporation (the “Company”)

Registration Statement on Form 10 (the “Registration Statement”)

Amendment No. 1 to Form 10 (“Amendment No. 1”)

Filed January 9, 2007

File No. 1-33164

Dear Ms. Jacobs:

Concurrently with this letter, the Company is electronically transmitting Amendment No. 2 to the Registration Statement for filing under the Securities Exchange Act of 1934. Amendment No. 2 is marked to show changes made to Amendment No. 1 and reflects revisions made in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 24, 2007 (the “Comment Letter”). Certain additional revisions, unrelated to the Comment Letter, have been made to Amendment No. 1 to the Form 10. These revisions are similarly marked in Amendment No. 2.

The Company is furnishing supplementally certain information requested in the Comment Letter. The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. The Staff’s comments are set forth in italics below followed by the Company’s responses. The page numbers in the italic captions refer to pages in Amendment No. 1. The page numbers in the responses of the Company refer to pages in Amendment No. 2.

The Company is sending you by messenger hard copies of Amendment No. 2 (clean and marked) as well as the supplemental information referred to in this letter.

General

1.	Please refer to prior comment 1 of our letter dated December 27, 2006. We note your response that you do not consider it appropriate to include a discussion of Weyerhaeuser’s analytical decision-making process in the filing and we reissue our comment. To the extent your selection of one distribution method over another benefits or adversely affect shareholders, please include a materially complete discussion of the benefits or adverse impact on shareholders.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 34 of Exhibit 99.1 to the Registration Statement (the “Information Statement”).

2.	As you know, staff members of the Division of Corporation Finance have been in discussions with you on January 23 and 24, 2007, regarding the possibility of a spin-off and the application of Staff Legal Bulletin No. 4 in light of your response to prior comment 2. This matter is still under consideration and we will advise you as to our determination as appropriate.

Based on further conversations with the Staff, the Company understands that the Staff has determined that the Distribution, to the extent effected as a pro rata dividend, constitutes a “sale” of the Company common stock to be distributed to Weyerhaeuser shareholders for purposes of the Securities Act of 1933 (the “Securities Act”) and, accordingly, requires registration under the Securities Act.

3.	We note your response to prior comment 4. Please outline the procedural steps you have taken and intend to take to comply with the exemption provided under Section 3(a)(10).

What follows is an outline of the procedural steps taken and to be taken in order to comply with the exemption provided under Section 3(a)(10) of the Securities Act of 1933, as amended. On January 19, 2007, Domtar Inc. (“Domtar”) provided the Director (the “Director”) appointed under the Canada Business Corporations Act (the “CBCA”), with a draft motion for an order to be sought from the Superior Court of Quebec (i) authorizing the calling of a special meeting of the shareholders and optionholders of Domtar (the “Meeting”) and (ii) approving an arrangement pursuant to Section 192 of the CBCA (the “Arrangement”). On January 19, 2007, the board of directors of Domtar established a record date of January 27, 2007 and meeting date of February 26, 2007 for the Meeting. On January 23, 2007 the board of directors of Domtar approved the management information circular (the “Circular”) and proxy form for the Meeting. On January 26, 2007, Domtar appeared before the Superior Court of Quebec, District of Montreal seeking an interim order authorizing the calling, holding and conduct of the Meeting and the mailing of the circular to the shareholders and optionholders of Domtar. In its application to the court relating to the interim order, Domtar has drawn the attention of the court to the fact that, in the United States, Domtar will rely on the exemption from the registration requirements provided under Section 3(a)(10) of the Securities Act, based upon the court’s approval of the Plan of Arrangement. The Circular will be provided to all shareholders and optionholders of Domtar and will include the notice of motion for the interim order, the interim order and the notice of motion for the final order. These materials will advise shareholders and optionholders of the date of the final hearing. Persons to whom securities can be issued in the proposed exchange may attend the court hearing. Following the Meeting, Domtar will advise the Director appointed under the CBCA of the results of the Meeting. The Superior Court of Quebec will be asked to issue a final order approving the Arrangement on February 27, 2007. At the final hearing the court will consider whether there has been compliance with the terms and conditions of the interim order and must make a final determination regarding the fairness of the transaction. Following receipt of the final order, Domtar will file articles of arrangement with the Director appointed under the CBCA.

The Commission has recognized that such procedures, which involve a consideration of fairness by a Canadian court, conform to the exemption provided by Section 3(a)(10) of the Securities Act. See e.g., Microsoft Corp. (“no action” letter available April 8, 1994), which involved a plan of arrangement approved by the Quebec Superior Court.

4.	Please refer to prior comment 10. We note in your response that you requested confidential treatment for the responses to prior comments 10 and 23 pursuant to Rule 12b-4. Please note that this rule provides that supplemental information provided to us by a registrant will be returned, on request, to the registrant when the return of the information is consistent with the protection of investors and the provisions of the Freedom of Information Act. However, Rule 83 of the Freedom of Information Act sets forth the procedures for a registrant to request confidential treatment for information contained in a response letter or for supplemental information provided to us. If you seek to rely upon this rule, the response letter submitted electronically should include all material that is not appropriately the subject matter of a Rule 83 request and should omit the limited subject matter that is appropriately the subject matter of the request. On each page where you omit information from the electronic version of the letter, designate the place where you omit material and tie the omission to a legend that indicates material has been omitted and provide any other required information. Finally, you must submit an unredacted paper copy of the comment response letter to the examiner and send a copy of the request for confidential treatment to the FOIA office.

The Company has provided to the Commission a copy of the information in support of the statements identified in prior comment 10 under a separate cover letter. The Company respectfully informs the Staff that it is requesting confidential treatment for such information, including in connection with the Freedom of Information Act, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 (the “Rule”).

The Company has provided to the Commission a copy of the information in support of the statements identified in prior comment 23 under a separate cover letter. The Company respectfully informs the Staff that it is requesting confidential treatment for such information pursuant to the Rule.

5.	Please refer to prior comment 5. Please provide us with copies of the disclosure letters relating to various representations and warranties in the Transaction Agreement, which have been omitted in reliance on paragraph (b)(2) of Item 601 of Regulation S-K. We may have further comments.

A copy of the disclosure letters relating to the various representations and warranties in the Transaction Agreement is being provided to the Commission under a separate cover letter. The Company respectfully informs the Staff that it is requesting confidential treatment for such disclosure letters pursuant to the Rule.

Risk Factors, page 15

6.	We reissue prior comment 11. We view your statements in the introductory paragraph to your risk factors section (that there may be risks that you do not consider material now but may become material and that the risks described are not the only ones) as inconsistent with the plain English requirement of Rule 421(d). By making these statements in the introduction, you are referring readers to risks not described and not known, which is not consistent with the guiding principles that the disclosure should be definite and free of legal jargon. Please remove them from the introduction.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 15 of the Information Statement.

We expect that we will incur significant costs related to the Transaction, page 26

7.	Please refer to prior comment 15. We note your revisions to the risk factor section to quantify where practicable the terms used. Please consider whether including a list of the types of expenses you expect to incur, a partial list of the most material types of expenses, or some other measure of the “significant costs” would be useful disclosure in helping shareholders to assess this otherwise vague but material risk factor.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 26 of the Information Statement.

We may not be able to generate sufficient cash flows to meet our debt, page 26

8.	Please revise to specifically quantify your debt service obligations here and elsewhere, as appropriate.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 26 of the Information Statement.

The Transactions, page 32

9.	Please expand the background and reasons for the transaction to discuss the other “possible transactions” that were considered by the board of directors of Weyerhaeuser and the reasons for their rejection. Discuss the basis for the conclusions that the business combination with Domtar Inc. “would be in the best interests of Weyerhaeuser and its shareholders.” What was the basis for the decision to pursue the business combination with Domtar Inc.? Identify more specifically the benefits and detriments associated with this decision.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 32 of the Information Statement.

Management’s Discussion and Analysis, page 66

10.	Please expand the disclosure in this section to better explain the challenges and opportunities that the company is now facing. Include a discussion on how the company is affected by offshore imports, the introduction of wood substitutes and any other such challenges. In this regard, we note your discussion as to falling demand.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 69-71 of the Information Statement.

Unaudited Pro Forma Condensed Combined Financial Information of the Company, page 88

11.	We note that Norampac is consolidated on a proportional basis into the historical financial statements of Domtar Inc. which is disclosed in your reconciliation provided in footnote 25 of the Domtar Inc. consolidated financial information. Tell us why you have not provided pro forma financial information that shows Domtar Inc. without the Norampac for all periods presented under Canadian GAAP (i.e., reflect discontinued operations or disposition of significant business). See Article 11-01(a)(4) of Regulation S-X.

Under Canadian GAAP, Norampac Inc., a joint venture, is consolidated with Domtar using proportionate consolidation. In December 2006, Domtar disposed of this investment. Domtar assessed this disposition to be a material disposition, which will be classified as a discontinued operation as defined by CICA Handbook Section 3475 (and FAS 144) in its consolidated financial statements for the period ended December 31, 2006. As Domtar is a Canadian Multi-Jurisdictional Disclosure System (“MJDS”) filer, it filed on January 10, 2007 on Form 6-K a Material Change Report. Domtar did not, however, restate its financial statements under Canadian GAAP as at September 30, 2006 and for the nine-month period then ended given that the date upon which discontinued operations reporting is required is subsequent to the date of the previously issued financial statements (audited or unaudited). Domtar had not considered that Article 11 pro forma information would be required given that it is a MJDS filer.

Nevertheless, the Registration Statement has been revised to incorporate by reference Domtar’s report on Form 6-K/A provided to the Commission on January 26, 2007 (the “Form 6-K”), which includes pro forma financial information that shows Domtar without Norampac Inc. for all periods presented under Canadian GAAP.

12.	Tell us how you will value and account for the stock options of former Domtar equity awards for the purchase price determination and for unvested stock options. Cite the accounting literature that supports your accounting.

The purchase price will be based upon the fair value of Domtar because the value of Domtar is more clearly evident and more reliably measurable than the consideration that will be given by the Company to acquire Domtar (FAS 141). Domtar’s shares are publicly traded and the Company’s shares are not publicly traded. The Company believes that the fair value of the net assets acquired is best represented by the market capitalization of Domtar as of the date the transaction was agreed to and announced and that Domtar’s market capitalization reflects all information available in the market place.

The Company believes that Domtar’s market capitalization includes the fair value of vested Domtar equity awards. The Company will calculate the fair value of Domtar equity awards given in exchange for vested Company equity awards as of the announcement date, utilizing the Black-Scholes model. The Company will recognize fair value of vested Company equity awards as of the consummation date in excess of the fair value of the Domtar equity awards as compensation cost (FAS 123R).

The Company will measure the fair value of unvested Company equity awards issued to former Domtar employees as of the consummation date (FAS 123R). The fair value of the unvested Company equity awards will be allocated to the post-acquisition period and recognized as compensation expense over the requisite service periods based on the relationship of the post-consummation requisite service periods to the total requisite service periods from the dates of the original Domtar grants. We are relying on the guidance in FIN 44 and EITF 00-23 because FAS 123R does not address this point.

Fair value of Company and Domtar equity awards will be calculated utilizing the Black-Scholes model both for finalizing the amount of purchase price and for determining the amount of compensation cost. Based on calculations performed as of September 30, 2006, historical Domtar stock compensation expense in 2005 and the nine months ended September 30, 2006 would decrease, primarily because most Domtar unvested options were not in the money. The Company did not adjust the unaudited pro forma condensed combined statements of earnings to reflect a decrease in compensation expense because the effect is inconsequential.

The Registration Statement has been revised to disclose how the Company will account for the stock options of former Domtar equity awards for the purchase price determination and for unvested stock options. See page 95 of the Information Statement.

13.	We note that the net unallocated purchase price is a credit balance (See your adjustment (P)). Indicate whether the credit represents the excess of fair value of acquired net assets over cost. See paragraph 44 of SFAS 141. If no “set-up” in value of assets is recorded, consider revising the first sentence of the note to adjustment P that indicates the Company expects to identify intangible assets if you no longer expect to. If there will be intangible assets recorded, the Company should show a preliminary allocation of the purchase price to the tangible and intangible assets acquired. Also, for each class of intangibles acquired disclose the related amortization period.

The net unallocated purchase price consideration represents the excess of fair value of acquired net assets over cost that has not been allocated to specific assets and liabilities. A negative balance indicates that the allocated fair value increment exceeds the allowable fair value increment as determined by the difference between the purchase price and the historical costs of net assets acquired.

The Company’s detailed valuation studies are not completed as of this date. The Company is working at identifying and valuing intangible assets as well as valuing tangible assets and identifying and valuing possible additional liabilities. The Company still anticipates allocating a portion of the fair value increment to intangible assets. However, at this stage in its assessment, the Company is not able to provide preliminary assessments of the values of the long-lived assets and intangible assets which it considers not to be misleading. The Company believes leaving the net unallocated purchase price in the long-term assets is the best representation of how this value will be allocated once the Company has preliminary estimates of fair values for outstanding elements of the purchase price allocation equation. The Company revised the wording in note P of the unaudited pro forma condensed consolidated combined financial information to better reflect this rationale. See page 98 of the Information Statement.

Executive Compensation, page 114

14.	Please note that Executive Compensation should be provided through fiscal year 2006. See Telephone Interp. J. 8B of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 119-132 of the Information Statement.

Exhibits

15.	We note your response to prior comment 34 regarding Domtar’s $125 million 9.5% debentures. It appears that you are asserting that the debentures need not be filed because none if the debt instruments to be outstanding after giving effect to the transactions will have a principal amount in excess of 10% of the combined company’s pro forma total assets. It is unclear that the exception under paragraph (b)(4)(iii) of Item 601 of Regulation S-K extends to calculations based on future transactions. In this regard, it appears that the debenture should be filed with the registration statement as this time.

The Company has filed the indenture between Domtar and the Bank of New York dated as of July 31, 1996 relating to Domtar’s $125,000,000 9.5% Debentures due 2016 as Exhibit 10.20 to the Registration Statement.

Domtar, Inc.

Form 6-K filed on December 15, 2006

Exhibit 99.1

Auditors’ Report

16.	We note that the Domtar Inc. Auditors’ Report states that the audit was conducted in accordance with Canadian generally accepted auditing standards. Note that under the special Canadian Multi-Jurisdictional Disclosure System (MJDS) rules, Canadian GAAS audits are acceptable in filings on MJDS forms. Inclusion of Canadian GAAS reports by MJDS registrants is acceptable only when their financial statements are included in MJDS forma. In certain circumstances, financial statements of a MJDS company may be required in a filing by a domestic issuer or a non-MJDS foreign private issuer. In those situations, an audit in accordance with PCAOB Standards is required. In this regard, the Domtar Inc. audit must be performed in accordance with US PCAOB Auditing Standards and the auditor’s report should be revised to reference these standards. We refer you to the International Reporting and Disclosure Issues in the Division of Corporation Finance Section II Part D located on our website. (http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm).

Domtar’s auditors have performed the audit in accordance with US PCAOB Auditing Standards. The Registration Statement has been revised to incorporate by reference the Form 6-K, which includes Domtar’s Auditor’s Report referencing these Standards. See pages 10, 87 and 145 of the Registration Statement.

Exhibit 99.2

Management’s Discussion and Analysis

Summary of Financial Results, page 4

17.	We note your inclusion of the non-GAAP financial measures of EBITDA in the Domtar Inc. Form 6-K filed on December 15, 2006. Your presentation lacks substantive disclosure that addresses various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For example, your disclosures do not explain the economic substance behind your decision to use the measures, why you believe each of the measures individually provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure individually or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

Domtar has reviewed the disclosure of non-GAAP financial measures in the Domtar Form 6-K filed on December 15, 2006 (the “December Form 6-K”) and has revised the discussion of its financial results in the management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2005 and the nine months ended September 30, 2006 to remove the inclusion of the non-GAAP financial measures of EBITDA and adjusted EBITDA as measures of operating performance and to remove the references to adjusted earnings (loss) per share. The Company refers you to Domtar’s Form 6-K, which is incorporated by reference into the Registration Statement.

Domtar presents operating profit (loss) from continuing operations (“operating profit (loss)”) because it is the primary metric that Domtar uses to measure its operating performance. Operating profit is presented as a line item sub total on the face of Domtar’s audited financial statements which are prepared in accordance with Canadian GAAP. While there is no directly comparable GAAP measure to operating profit (loss), the financial statements clearly show the individual items between the GAAP financial measure for sales and the operating profit (loss) line item. Earnings (loss) from continuing operations (“earnings (loss)”) is a GAAP measure presented as a line item on the face of Domtar’s audited GAAP financial statements. In addition, Domtar presents both operating profit and earnings (loss) on an as adjusted basis to exclude specified items. Domtar includes a detailed discussion of these adjusted measures and the specified items together with a reconciliation of the adjusted measures in the disclosure under the heading “Specified Items Affecting Results and Non-GAAP Measures” on page 5 of Exhibit 99.2 to the December Form 6-K. Domtar has included additional detail in this section on pages 6 and 7 of the Form 6-K with respect to, among other things, the usefulness of the measures to both Domtar and investors and the material limits associated therewith and believes that this disclosure complies with the requirements of Item 10(e) of Regulation S-K and the SEC’s FAQs Regarding the Use of Non-GAAP Financial Measures.

The Company also refers to note 3 of the notes to Item 10(e) of Regulation S-K, which permits certain non-GAAP financial measures that would otherwise be prohibited by of Item 10(e)(1)(ii) in a filing by a foreign private issuer under certain circumstances, including if the non-GAAP financial measure is included in the annual report prepared by the registrant for use in the jurisdiction in which it is domiciled, incorporated or organized or for distribution to its security holders. The financial statements and MD&A discussed above are included in the annual report to shareholders prepared by Domtar under applicable Canadian law.

18.	If you are able to overcome the burden of demonstrating the usefulness of your non-GAAP measures, please ensure that uses of such measures are in compliance with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. In this respect, please specifically address the following:

•	We note your disclosure provides your non-GAAP financial results without a presentation of the most directly comparable measure calculated in accordance with GAAP. Specifically, the table on page 5 of Exhibit 99.2, you disclose adjusted EBITDA, adjusted Operating Loss from Continuing Operation, and adjusted Loss from Continuing Operations for the years ended December 31, 2005, 2004, and 2003 without presenting the most comparable GAAP measures. When disclosing such non-GAAP financial results, you must also present comparable GAAP results pursuant to Item 10(e)(1)(i)(A) of Regulation S-K.

See the response to the Staff’s comment 17 above. As noted, Domtar has removed the inclusion and discussion of EBITDA, adjusted EBITDA and adjusted earnings (loss) per share from its MD&A. In addition, Domtar has revised the tables under the heading “Specified Items Affecting Results and Non-GAAP Measures” on pages 6 and 7 of Exhibit 99.2 to the Form 6-K (refer to page 5 of Exhibit 99.2 to the December Form 6-K) and has provided additional clarifying disclosure. Domtar believes that this disclosure complies with the requirements of Item 10(e) of Regulation S-K, including Item 10(e)(1)(i)(A).

•	We note that you use EBITDA and Adjusted EBITDA as measures of operating performance. We further note that your presentation does not include a reconciliation to the most directly comparable operating performance measure (i.e. net income/(loss)). Ensure that you present a reconciliation of your non-GAAP financial measures to a measure of performance pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

As noted in response to the Staff’s comment 17 above, Domtar has removed the inclusion and discussion of EBITDA and adjusted EBITDA as measures of operating performance.

As Alan Stephenson of Cravath, Swaine & Moore LLP discussed with you by telephone yesterday, the Company wishes to be able to have the Form 10 declared effective as soon as possible in order to be able to complete the distribution of the Company’s shares to Weyerhaeuser shareholders and to close the combination with Domtar by March 5, 2007. In order to meet this timetable, Weyerhaeuser must make a decision whether to make the distribution in the form of an exchange offer no later than next Thursday, February 1, 2007 and it will need to know whether the filings made today satisfy the Staff’s comments prior to then. The Company appreciates the Staff’s assistance in helping it meet this timetable.

Please call our attorneys at Cravath, Swaine & Moore LLP — specifically Alan C. Stephenson at (212) 474-1400 or Richard Hall at (212) 474-1293 — if you have any questions regarding this submission.

Very truly yours,

/s/ Marvin D. Cooper

Marvin D. Cooper
President

cc: (w/encl.)

Mark P. Shuman

Stephen Krikorian

Maryse Mills-Apenteng

Jason Niethamer

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Alan C. Stephenson

Richard Hall

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019